Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
September 1, 2011
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S. Concrete, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of our client, U.S. Concrete, Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form its Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of $8,453,000 aggregate principal amount of the Company’s 9.5% Convertible Secured Notes due 2015 and the related guarantees that may be offered by certain noteholders of the Company.
     The filing fee in respect of the Registration Statement has been paid.
     Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson Brian M. Janson

cc:	Curt M. Lindeman, General Counsel U.S. Concrete, Inc.